UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
333-176954

CUSIP NUMBER

(Check one):	[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

	For Period Ended:	September 30, 2012

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HANOVER PORTFOLIO ACQUISITIONS, INC.

___________________________________________________________________________________________________

Full Name of Registrant

___________________________________________________________________________________________________

Former Name if Applicable

6320 Canoga Avenue, 15th Floor ____________________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Woodland Hills, CA 91367

____________________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Hanover (the “Registrant”) is filing this Form NT 10-Q in lieu of its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “Q3 10-Q”) in reliance on the Securities Exchange Commission’s Exemptive Order, issued pursuant to Sections 17A and 36 of the Securities and Exchange Act of 1934 and contained in SEC Release No. 68224 dated November 14, 2012.  The registrant has been unable to file the Q3 10-Q on a timely basis as a result of Hurricane Sandy and its aftermath.  During this time, communications have been hampered, and the registrant suffers from the availability of staff and professional advisors to finalize the financial data necessary to complete the financial statements to be included in the Q3 10-Q.  The registrant’s efforts to complete the Q3 10-Q continued to be hindered as a result of the diversion of resources and focus of management on the registrant’s operations, continued slowdowns in the processing of the financial statements, and the inability of the registrant to consummate a final financial and legal review of such report prior and subsequent to the close of business on November 14, 2012.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan Collier	(800)	489-4774
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes[X] No[ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes[ ] No[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HANOVER PORTFOLIO ACQUISITIONS, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 21, 2012	By:	/s/ Alan Collier
Alan Collier
Chairman and Chief Executive Officer